Exhibit 99.1

SANARA MEDTECH INC.
INSIDER TRADING POLICY

Background

One of the principal purposes of the federal securities laws is the protection of investors in the U.S. securities markets through the assurance of fairness and the reduction of fraud in the markets. A major component of this effort is the prohibition on trading securities on the basis of or while in possession of material nonpublic information, called “insider trading.” Stated simply, insider trading occurs when a person with access to a company’s material nonpublic information trades the company’s securities based on that information or “tips” the information to others or recommends the purchase or sale of the company’s securities.

The consequences for a violation of federal and state laws prohibiting insider trading can be severe. Penalties imposed by federal or state authorities can involve the disgorgement of any gain from the transaction along with substantial civil fines, court injunctions, criminal fines and jail terms. In addition, a person who tips information to others without his or her trading in the securities may also be liable for transactions by the person who received and traded on the information. The tipper who provided the information can be subject to the same penalties and sanctions as the tippee who trades, and the Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the tipper did not profit from the transaction. A violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and perhaps permanently damage a career.

Purpose

This Insider Trading Policy (this “Policy”) describes the policy and standards of Sanara MedTech Inc. and its subsidiaries (collectively, the “Company”) on the handling of confidential information about the Company and the companies with which the Company engages in transactions or does business. The Company’s Board of Directors adopted this Policy to promote compliance with U.S. federal, state and foreign securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) engaging in transactions in the securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information. This Policy is divided into two parts. The first part states the policies, standards and prohibited activities applicable to all persons covered by this Policy, and the second part describes Company procedures and trading restrictions applicable to certain Company personnel to help prevent insider trading.

part I

1. Application of Policy

This Policy applies to all trading or other transactions in the Company’s securities, including, but not limited to, common stock, preferred stock, options, warrants and any other securities that the Company may issue at any time, such as notes, bonds and convertible securities, as well as derivative securities relating to any of the Company’s securities. It also applies to derivative securities not issued by the Company itself, such as exchange-traded options on Company securities.

This Policy applies to all directors and officers of the Company, the employees of the Company whose titles are listed on Exhibit A hereto (such employees, collectively with the directors and officers, the “Insiders”), all other employees of the Company and all sales personnel and other agents, consultants and contractors of the Company who receive material nonpublic information of the Company (collectively with the Insiders, the “Covered Persons” and each a “Covered Person”). This Policy also applies to any entities, including any corporations, partnerships or trusts, that any Covered Person influences or controls (collectively referred to herein as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for the Covered Person’s own account.

In addition, this Policy applies to (i) family members who reside with Covered Persons (including spouse, children, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), (ii) family members who do not live in the Covered Person’s household but whose transactions in Company securities the Covered Person directs, controls or provides recommendations and (iii) non-family members who live in a Covered Person’s household (collectively, “Family Members”). Covered Persons are responsible for any transactions consummated by their Family Members and should treat transactions by Family Members for the purposes of this Policy and applicable securities laws as if they were for the Covered Person’s own account. Therefore, Covered Persons generally should avoid disclosing material nonpublic Company information to Family Members. It is also advisable to make these persons aware of the associated responsibilities and legal sanctions.

2. Insider Trading Policy

It is the policy of the Company that Covered Persons, Family Members and Controlled Entities (or any other person designated by this Policy or by the Compliance Officer (as described in Section 6(a)) as subject to this Policy) who are aware of material nonpublic information relating to the Company shall not, directly, or indirectly through other persons or entities:

(a) purchase or sell, or offer to purchase or sell, any Company security, whether or not issued by the Company, while in possession of material nonpublic information about the Company;

(b) communicate material nonpublic information to (i.e., “tip”) any other person, including relatives and friends, who the Covered Person, Family Member or Controlled Entity reasonably could know might trade on the basis of such information, or otherwise disclose such information without the Company’s authorization; or

(c) purchase or sell any security issued by another company while in possession of material nonpublic information about that other company when the information was obtained in the course of a Covered Person’s activities that involve the Company, or communicate that information to (or tip) any other person, including relatives and friends, or otherwise disclose the information without the Company’s authorization.

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Except as specifically stated herein, there are no exceptions to this Policy. Transactions thought to be necessary or justifiable for independent reasons (such an immediate need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy.

3. Consequences of Violation.

(a) Federal and State Laws and Regulations. The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then engage in transactions in the Company’s securities, is prohibited by federal and state laws. The SEC, U.S. attorneys and state enforcement authorities, as well as enforcement authorities in foreign jurisdictions, vigorously pursue insider trading violations. Punishment for insider trading violations is severe and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

(b) Company-Imposed Penalties. An individual’s failure to comply with this Policy may subject such person to Company-imposed sanctions, including dismissal for cause, whether or not such person’s failure to comply results in a violation of law. A violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

(c) Individual Responsibility. Any individual subject to this Policy has ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company securities while in possession of material nonpublic information. Persons subject to this Policy shall not engage in illegal trading and shall avoid the appearance of improper trading. Each Covered Person is responsible for making sure that he or she complies with this Policy, and that any Family Member or Controlled Entity of such Covered Person also complies with this Policy. The responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Compliance Officer or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws.

4. Definitions

(a) Material Information. The term “material” is not precisely defined in the securities laws; rather it is based on an assessment of the facts and circumstances and is often evaluated by governmental enforcement authorities with the benefit of hindsight. Information is generally considered material if it has market significance, meaning that a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. The following, while not an exclusive list, are some examples of information that ordinarily would be regarded as material:

●	periodic financial results;

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●	specific projections of future earnings or losses or other earnings guidance, or significant changes to previously announced guidance or business prospects;

●	a significant new product or a major change in product marketing;

●	a pending or proposed significant acquisition or sale of assets or a merger, even if preliminary in nature;

●	a pending or proposed joint venture;

●	a large financing or other financing transaction outside of the ordinary course;

●	an award or loss of a significant contract, customer or supplier;

●	new or threatened litigation or resolution of litigation;

●	a governmental investigation or FDA modification of product clearance;

●	the results or developments of any significant clinical trials relating to the Company’s products;

●	a stock split, offering of additional securities or change in dividend policy;

●	a significant change in management;

●	liquidity problems or impending bankruptcy or restructuring;

●	a change in the Company’s auditor or notification that the auditor’s report may no longer be relied upon;

●	significant related party transactions;

●	the establishment of a repurchase program for Company securities;

●	a significant change in the Company’s pricing or cost structure;

●	a significant cybersecurity incident, such as a data breach or any other significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at Company facilities or through its information technology infrastructure; or

●	the imposition of an event-specific restriction on trading in Company securities or the securities of another company, or the extension or termination of such restriction.

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Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, you should presume it is material. If you are unsure whether information is material, you should consult the Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or before trading in or recommending transactions in securities to which that information relates.

(b) Nonpublic Information. Information that has not been disclosed to the public is generally considered to be nonpublic information. Public disclosure usually means that the information has been widely disseminated, such as through newswire services, the Dow Jones “broad tape,” publication in a widely available newspaper, magazine or news website, broadcast on widely available radio or television programs or filed with the SEC and available on the SEC’s EDGAR website.

To be considered publicly disclosed, the information must have been widely disseminated in a manner to reach investors generally, for a sufficient amount of time to be adequately absorbed by the public. In the case of a small company that is not widely followed, such as the Company, as a general rule information should not be considered fully absorbed by the marketplace until the conclusion of the second trading day after the information has been released to the public.

Nonpublic information may include:

●	information available to a select group of analysts or brokers or institutional investors;

●	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; or

●	information that has been entrusted to the Company on a confidential basis before a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two business days).

part II

In addition to the requirements of this Policy, the Company established the following procedures to facilitate compliance with this Policy and the laws prohibiting insider trading. The Company rigorously aims to prevent the possible appearance of any impropriety in this regard by the Company and its personnel.

5. Trading Blackout Periods.

(a) Quarterly Blackout Periods. Trading in Company securities by Insiders is prohibited during the period beginning at the close of the market on the 14th calendar day before the end of each fiscal quarter and ending at the close of business on the second trading day following the date the Company’s financial results for such quarter are publicly announced (a “Quarterly Blackout Period”). The Compliance Officer may permit a trade during this Quarterly Blackout Period in special situations if the Compliance Officer concludes that the person seeking to trade in Company securities does not in fact possess material nonpublic information. Persons wishing to trade during the Quarterly Blackout Period must contact the Compliance Officer for approval at least two business days in advance of any proposed transaction. During these periods, Insiders generally possess or are presumed to possess material nonpublic information about the Company’s financial results.

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(b) Other Blackout Periods. From time to time, circumstances or events may occur or be anticipated which are material to the Company and not publicly known. The Compliance Officer must be notified of the circumstances or events by the persons having that knowledge. If the circumstances or future event is widely known within the Company, then the Compliance Officer will notify all Company personnel of the existence of a special blackout period (a “Special Blackout Period”). If, on the other hand, only a limited number of persons have such knowledge, then the Compliance Officer will notify only those limited persons of the Special Blackout Period. So long as the circumstances or event remains material and nonpublic, the persons so notified by the Compliance Officer shall not transact in Company securities. Additionally, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Compliance Officer, designated persons should refrain from trading in Company securities even earlier than the typical Quarterly Blackout Period described above. In that situation, the Compliance Officer may notify those persons of a restriction from trading, without disclosing the reason for the restriction. The notification of an event-specific Special Blackout Period or extension of a Special Blackout Period or Quarterly Blackout Period shall not be communicated to other persons. In any event, a person possessing material nonpublic information must not trade in Company securities even though he or she has not been notified of a Special Blackout Period.

(c) Exceptions for 10b5-1 Trading Plans. Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provides a defense from insider trading liability under Rule 10b5-1. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company securities that meets certain conditions specified in Rule 10b5-1 (a “10b5-1 Plan”). If the 10b5-1 Plan meets the requirements of Rule 10b5-1, the trading restrictions in this Policy will not apply, and transactions in Company securities may occur even when the person who has entered into the plan is aware of material nonpublic information.

To comply with this Policy, a 10b5-1 Plan must (i) be approved by the Compliance Officer at least five days in advance of being entered into (or, if revised or amended, such proposed revisions or amendments must be reviewed and approved by the Compliance Officer at least five days in advance of being entered into) and (ii) meet the requirements of Rule 10b5-1. In general, a 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. All persons entering into a 10b5-1 Plan must operate in good faith with respect to such 10b5-1 Plan, meaning such person must enter into the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 and act in good faith with respect to the 10b5-1 Plan. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The 10b5-1 Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. The 10b5-1 Plan must include a cooling-off period before trading can commence that, for directors or officers, ends on the later of 90 days after the adoption or modification of the 10b5-1 Plan or two business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which the plan was adopted or modified (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption or modification of the plan), and for persons other than directors or officers, 30 days following the adoption or modification of a 10b5-1 Plan. A person shall not enter into overlapping 10b5-1 Plans (subject to certain exceptions) and may only enter into one single-trade 10b5-1 Plan during any 12-month period (subject to certain exceptions). Directors and officers must include a representation in their 10b5-1 Plan certifying that: (i) they are not aware of any material nonpublic information; and (ii) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b5-1.

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6. Administration and Pre-Clearance Procedures.

Because Company personnel are likely to obtain material nonpublic information on a regular basis, the Company requires all Insiders to refrain from trading in Company securities, even outside of Quarterly Blackout Periods or Special Blackout Periods, without first pre-clearing the transactions.

(a) Compliance Officer. The Company has appointed the Chief Financial Officer or his or her designee as the Compliance Officer for this Policy. The duties of the Compliance Officer include assisting with implementation and enforcement of this Policy and pre-clearing all trading in Company securities by Insiders in accordance with the procedures set forth below. All determinations and interpretations by the Compliance Officer shall be final and not subject to further review. The Compliance Officer shall be responsible for updating Exhibit A hereto from time to time.

(b) Pre-clearance Procedures. Each Insider shall not engage in any transaction in Company securities, including bona fide gifts, without first obtaining pre-clearance of the transaction from the Compliance Officer. This pre-clearance also applies to transactions by Family Members whose pre-clearance will be obtained by the appropriate Insider on behalf of those Family Members. A request for pre-clearance shall be submitted to the Compliance Officer at least two business days in advance of the proposed transaction. The Compliance Officer will determine whether to permit the transaction based on compliance with this Policy. If pre-clearance to engage in the transaction is denied, then the applicant must refrain (or instruct such Family Member to refrain, if applicable) from initiating the proposed transaction. A trade not executed within five days of receipt of preclearance will again be subject to pre-clearance.

Pre-clearance is not required for purchases and sales of securities under a 10b5-1 Plan once the applicable cooling-off period has expired. No trades shall be made under a 10b5-1 Plan until expiration of the applicable cooling-off period. With respect to any purchase or sale under a 10b5-1 Plan, the third party effecting transactions on behalf of the Insider shall be instructed by the Insider to send duplicate confirmations of all such transactions to the Compliance Officer.

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7. Transactions Under Company Plans and Transactions Not Subject to the Policy

(a) Stock Incentive Plan. This Policy does not apply to the exercise of an employee stock option acquired under the Company’s stock incentive plan, or to the exercise of a tax withholding right to have the Company withhold option shares to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale of Company stock for the purpose of generating the cash needed to pay the exercise or purchase price of a stock option or incentive share award and/or withholding taxes.

(b) Gifts. Bona fide gifts of Company securities are not transactions subject to this Policy (other than the pre-clearance procedures for Insiders set forth in Section 6(b)), unless the person making the gift has reason to believe or is reckless in not knowing that the recipient intends to sell the Company securities while the donor is aware of material nonpublic information.

(c) Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which a person elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.

(d) 401(k) Plan. This Policy does not apply to purchases of Company securities in any Company 401(k) plan resulting from periodic contributions of money to the plan pursuant to a person’s payroll deduction election. This Policy does apply, however, to certain elections made under the 401(k) plan, including: (i) an election to increase or decrease the percentage of periodic contributions that will be allocated to the Company securities fund; (ii) an election to make an intra-plan transfer of an existing account balance into or out of the Company securities fund; (iii) an election to borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of the electing person’s Company securities fund balance; and (iv) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund. Sales of Company securities from a 401(k) account are also subject to Rule 144, and therefore affiliates shall ensure that a Form 144 is filed when required.

(e) Employee Stock Purchase Plan. This Policy does not apply to purchases of Company securities in any employee stock purchase plan resulting from periodic contributions of money to the plan pursuant to the election made at the time of such person’s enrollment in the plan. This Policy also does not apply to purchases of Company securities resulting from lump sum contributions to the plan, provided that such person elected to participate by lump sum payment at the beginning of the applicable enrollment period. This Policy does apply, however, to elections to participate in the plan for any enrollment period, and to sales of Company securities purchased pursuant to the plan.

(f) Dividend Reinvestment Plan. This Policy does not apply to purchases of Company securities under any Company dividend reinvestment plan resulting from reinvestments of dividends paid on Company securities. This Policy does apply, however, to voluntary purchases of Company securities resulting from additional contributions a person may choose to make to the dividend reinvestment plan, and to elections to participate in the plan or increase the level of participation in the plan. This Policy also applies to the sale of any Company securities purchased pursuant to the plan.

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8. Special and Prohibited Transactions

(a) Short Sales. Section 16(c) of the Exchange Act prohibits officers and directors of the Company from engaging in short sales of Company equity securities (i.e., the sale of the security that the seller does not own and will subsequently acquire). A short sale of Company securities may indicate an expectation on the part of the seller that the security will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, a short sale of Company securities may reduce a Covered Person’s incentive to seek to improve the Company’s performance. For these reasons, Covered Persons are prohibited from engaging in short sales of Company securities, or writing a call option or purchasing a put option on Company securities.

(b) Margin Accounts and Pledged Securities. Securities held in a brokerage margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a broker’s margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure by the lender if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when a Covered Person is aware of material nonpublic information or otherwise is not permitted to trade in Company securities under this Policy, Covered Persons are prohibited from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan, unless a waiver for a specific loan transaction is approved by the Compliance Officer.

(c) Post-Termination Transactions. This Policy continues to apply to transactions in Company securities after termination of service to the Company, if an individual is in possession of material nonpublic information, until such time as the information has become public or is no longer material. The pre-clearance requirements set forth in Section 6(b), however, will cease to apply.

(e) Publicly Traded Options. Given the relatively short term of publicly traded options, transactions in options may create the appearance that a director, officer or employee is trading based on material nonpublic information and cause the focus of a director’s, officer’s or other employee’s attention to be on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy.

(f) Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such transactions may permit a director, officer or employee to continue to own Company securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, directors, officers and employees are prohibited from engaging in any such transactions.

(g) Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved 10b5-1 Plans) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result, the broker could execute a transaction when a director, officer or other employee is in possession of material nonpublic information. The Company therefore discourages placing standing or limit orders on Company securities.

9. Company Assistance

Persons having questions concerning this Policy or its application to specific circumstances or transactions may contact the Compliance Officer.

This Policy was approved by the Board of Directors of Sanara MedTech Inc. on March 20, 2025.

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